UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265, México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

We may disclose to prospective investors certain information that has not been previously publicly reported. This report is neither an offer to sell nor a solicitation of an offer to purchase any securities. We have elected to provide the information in this report for informational purposes.

This report contains, and the reports we will file or furnish in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed” or other similar terms. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to:

•

the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services;

•	the cyclical activity of the construction sector;

•	our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector;

•	availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices as a result of inflation;

•	volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans;

•	the impact of environmental cleanup costs and other remedial actions, and other liabilities relating to existing and/or divested businesses;

•	our ability to secure and permit aggregates reserves in strategically located areas;

•	the timing and amount of federal, state and local funding for infrastructure;

•	changes in the level of spending for private residential and private nonresidential construction;

•	changes in our effective tax rate;

•	competition in the markets in which we offer our products and services;

•

general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations;

•	the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations;

•

our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding Notes (as defined in Exhibit 1 filed herewith) and our other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations;

•	the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles;

•	the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase;

•	loss of reputation of our brands;

•

our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our business strategy goals;

•

the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks;

•	changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services;

•

climate change, in particular reflected in weather conditions, including, but not limited to, excessive rain and snow, and disasters such as earthquakes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials;

•	trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States–Mexico–Canada Agreement;

•	availability and cost of trucks, railcars, barges and ships, as well as their licensed operators and drivers, for transport of our materials;

•	labor shortages and constraints;

•	terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine;

•	declarations of insolvency or bankruptcy, or becoming subject to similar proceedings;

•	natural disasters and other unforeseen events (including global health hazards such as COVID-19); and

•	the other risks and uncertainties described under “Risk Factors” in this report.

Readers are urged to read this report and carefully consider the risks, uncertainties and other factors that affect our business and operations. The information contained in this report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed or furnished by us to the U.S. Securities and Exchange Commission.

This report also includes statistical data regarding, but not limited to, the production, distribution, marketing and sale of cement, ready-mix concrete, clinker and aggregates. We generated some of this data internally, and some was obtained from independent industry publications and reports, available as of the date of this report, that we believe to be reliable sources. We have not independently verified this nor sought the consent of any organizations to refer to their reports in this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: March 6, 2023

	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1	Certain information with respect to CEMEX, S.A.B. de C.V. (NYSE: CX) and its direct and indirect subsidiaries.